Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

June 21, 2012

Item 3.	News Release

A news release dated June 21, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced the outcome of its 2012 Annual General and Special Meeting and provided an update on the current status of the Boleo Project. Please see attached press release

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: Tom Ogryzlo, Interim Chief Executive Officer

Telephone: (604) 685-2323

Item 9.	Date of Report

June 21, 2012

Schedule "A"

Baja Mining Thanks Shareholders for Their Support and Provides Project Update

Vancouver, June 21, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) today announced that at the annual and special general meeting of shareholders held in Vancouver on June 21, 2012 shareholders voted to elect Lorie Waisberg, Tom Ogryzlo, Wolf Seidler, Stephen Lehner, François Marland and Ken Murphy to the board.

Shareholders also approved the amendment of Baja’s Shareholder Rights Plan (“SRP”), to permit security issuances until December 31, 2012 without triggering the application of the SRP, as well as the alteration of its articles to authorize an unlimited number of a new class of Preferred Shares, issuable in series.

Baja’s board would like to express its gratitude to its shareholders for their support.

During the meeting Baja’s senior management team provided an update on the current status of the Boleo Project. A copy of the presentation can be found on the home page of the corporate website at www.bajamining.com.

Readers are cautioned that the updated budget information contained in this press release and in the presentation is preliminary and is based on management’s current expectation but it has not been independently verified for the purpose of NI 43-101 and accordingly, remains subject to change and should not be relied upon. Below are the highlights of the presentation:

Management Estimate: Cost Overrun

Total estimated cost overrun of approximately US$400M is comprised of US$246M additional costs, US$100M additional cost covered by cost overrun facility and US$53.5M additional contingency.

Of the US$400M of total estimated cost overrun, total additional direct and indirect costs amount to US$288M and are a consequence of scope changes (44%), design changes (11%), estimation errors (18%) and EPCM costs (27%).

Included in the US$400M of total estimated cost overrun are additional owners’ costs estimated to be US$151M, which are driven by changes in capital expenditures (27%), changes in salaries & benefits costs (16%), business department cost increases (22%), mining department cost increases (21%) and other (14%).

Management Estimate: Capital Costs

The cost overrun estimate of US$400M does not account for additional delay costs, additional working capital, financing costs and cobalt and zinc contingency. Management estimates these additional costs to be in the range of US$50 to US$150M bringing the updated estimated total capital costs to be in the range of US$1,617M to US$1,717M.

Management Estimate: Operating Costs

SRK Consulting is currently analyzing Baja’s projected operating expenses.

Preliminary estimates show that projected operating expenses have risen significantly driven by increased mining, sulfur, and diesel costs, and higher labor expense.

Deferral of Cobalt & Zinc Circuits

Deferral of the cobalt & zinc circuits would mitigate both construction and operational risks as it would allow the construction team to focus on building and commissioning the copper circuit and the operating team to focus on delivering ramp-up of copper production.

However current capital funding requirements remain in the updated capital costs. The final deferral decision is subject to lenders’ approval.

Funding Requirement

Baja’s funding requirement, representing 70% of the total overrun, can be estimated in the range of US$245M to US$315M depending on the additional costs considered in the estimate. These figures include the capital costs related to the cobalt and zinc circuits and are net of the existing US$100M cost overrun facility and existing debt facilities.

Baja is restricted from drawing further funds from any lenders until the funding shortfall has been remedied, those funds have been spent, and all other events of default are cured or waived, allowing reactivation of existing debt.

In May, Baja retained BMO Capital Markets to assist in considering financing options and possible sources of funding. Since then 17 non-disclosure agreements have been signed and interested parties were granted access to the dataroom and attended management presentations.

Due diligence is expected to be completed by July and indicative proposals are anticipated to be received shortly thereafter.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.